Exhibit 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400
www.cleco.com

NEWS RELEASE

Investor Contacts:

Cleco Corporation: **Analyst Inquiries:**   **Media Contact:**

Keith Crump   Dresner Companies   Cleco Corporation:

(318) 484-7719   Kristine Walczak   Michael Burns

Ryan Gunter   (312) 726-3600   (318) 484-7663

(318) 484-7724

Shareholder Services:

Rodney Hamilton

(318) 484-7593

For Immediate Release

Cleco Corp. Posts 2006 First-Quarter Net Income of $11.7 Million

PINEVILLE, La., May 4, 2006 – Cleco Corp. (NYSE: CNL) today reported first-quarter net income of $11.7 million, up 30 percent from the $9.0 million recorded in the first quarter of 2005.

Earnings per diluted share were $0.23 for the quarter, a $0.05 per share increase from the $0.18 per diluted share reported in the same period a year ago. The improved results were largely attributable to higher Cleco Power and corporate income compared to the first quarter of 2005. Partially offsetting first-quarter 2006 earnings was a loss at Cleco Midstream Resources, almost all of which was due to a reserve for uncollectible revenue from the Acadia project caused by the bankruptcy filing of Calpine Corp.

A Calpine subsidiary stopped making payments on tolling agreements it holds for the output of the Acadia plant after it filed for bankruptcy protection and moved to reject the agreements. Although the agreements have not been formally rejected, they have been amended to give Acadia Power Partners, LLC (APP), jointly owned by Cleco and Calpine, effective control of the plant's output.

Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS Three Months Ended March 31,	
Subsidiary	**2006**	**2005**
Cleco Power LLC	$0.28	$0.15
Cleco Midstream Resources LLC	(0.07)	0.06
Corporate and Other[1]	0.02	(0.03)
Earnings applicable to common stock	**$0.23**	**$0.18**

[1] Includes dividends on preferred stock

"We've had a good start to the year. Site preparation work is under way on Cleco Power's new $1 billion solid-fuel unit at our Rodemacher Power Station, which puts us that much closer to realizing our goal of diversifying our fuel portfolio and lowering customers' costs," Cleco President and CEO Michael Madison said.

"A project of this size will require a lot of our company's resources, but we're continuing to focus on providing the best service possible to our customers. In fact, for the second straight year the nation's retail chains recognized Cleco Power as one of a handful of utilities offering the best overall customer service," Madison said.

Major Reconciling Items for First-Quarter EPS 2006 vs. 2005:

$0.18	**2005 First-Quarter Diluted EPS**
0.01	Higher Cleco Power nonfuel revenue
0.06	Reversal of accruals for customer refunds
(0.02)	Absence of Cleco Power fuel surcharge
0.07	Lower Cleco Power expenses
0.02	Lower Cleco Power income taxes
(0.01)	Impact of increased number of dilutive shares
(0.13)	Lower Cleco Midstream contribution
0.05	Higher corporate income
$0.23	**2006 First-Quarter Diluted EPS**

Cleco Power LLC

Cleco Power posted 2006 first-quarter earnings of $0.28 per share, $0.13 per share higher than the same period of 2005.

Nonfuel revenue increased by $0.01 per share in the quarter-to-quarter comparison due to higher revenue from sales to municipal customers, including sales related to a fixed-price power contract with a municipality that went into effect in January 2006. Transmission and miscellaneous revenues were up $0.02 per share, but the market value of energy hedging positions tied to the new fixed-price power contract declined $0.02 per share.

One of the largest drivers of Cleco Power's results was a $0.06 per share reversal of accruals for customer refunds stemming from the partial approval of rate reviews for the years 2002, 2003 and 2004 by the Louisiana Public Service Commission (LPSC). Customer refund accruals were fully reversed for the rate plan years 2005 and 2006 as well.

In addition, the absence of a favorable Cleco Power fuel surcharge associated with fuel transportation charges originally recorded in the first quarter of 2005 lowered results by $0.02 per share in the quarter-to-quarter comparison.

Mild winter weather caused a 1 percent drop in retail kilowatt-hour sales. Heating degree-days were comparable to the first quarter of 2005 but 30 percent below normal.

	For the three months ended March 31,		
(Million kWh)			
	2006	**2005**	**Change**
Electric Sales			
Residential	750	790	(5.06)%
Commercial	407	406	0.25%
Industrial	692	681	1.62%
Other retail	131	136	(3.68)%
Unbilled	(82)	(93)	11.83%
Total retail	1,898	1,920	(1.15)%
Sales for resale	236	140	68.57%
Total retail and wholesale customer sales	**2,134**	**2,060**	**3.59%**

Cleco Power expenses were $0.07 per share lower than in the same period of 2005.

Operating and maintenance expenses were down $0.09 per share compared to the first quarter of 2005, with $0.08 per share of that attributable to the establishment of a regulatory asset -- consisting of previously recorded storm expenses -- as a result of the LPSC's interim approval of a request to recover storm restoration costs. LPSC approved recovery of the expenses through an interim increase in base rates. The LPSC's final treatment of 2005 storm cost recovery will be determined after it evaluates and verifies the costs during a second phase of the process currently scheduled to wrap up in the second quarter of 2007. The remaining $0.01 per share reduction in operating and maintenance expenses was largely due to lower administrative costs and employee benefits, partially offset by the higher customer collection costs compared to the first quarter of 2005.

Capacity charges were also $0.01 per share lower compared to the same quarter of 2005.

Nonrecoverable fuel expenses increased $0.02 per share compared to the first quarter of 2005 largely due to the purchase of power and fuel to fulfill a new fixed-price municipal contract. Other expenses, primarily depreciation, were up $0.01 per share compared to the first quarter of 2005.

In addition, income taxes were $0.02 per share lower in the quarter-to-quarter comparison mainly due to a true up of state income taxes.

Finally, the utility's earnings were reduced by $0.01 per share because of an increase in the number of dilutive common stock shares.

Cleco Midstream Resources LLC

Cleco Midstream posted a loss of $0.07 per share, down $0.13 per share from the $0.06 per share earned in the first quarter of 2005, almost all of which was attributable to results from the Acadia project.

In a quarter-to-quarter comparison, Acadia's contributions were down $0.12 per share from a year ago due to a reserve for uncollectible revenue from tolling agreements that a subsidiary of Calpine has asked to reject as part of its bankruptcy proceeding. Calpine Energy Services L.P. (CES) holds the tolling agreements for the entire 1,160 MW output of the Acadia plant, although the agreements have been amended to give APP the right to market the plant's output. An offsetting factor in Acadia's negative results was equity income received from the $2.8 million draw on the $15 million letter of credit secured from Calpine.

Cleco Evangeline's results were down $0.02 per share compared to the first quarter of 2005 largely due to higher turbine maintenance expenses and increased sales taxes on natural gas caused by increased run times, as well as increased heat rate penalties. Partly offsetting the higher expenses was an increase in revenue due to a higher capacity factor. In addition, Midstream's administrative costs were $0.01 per share lower than in the same period of 2005.

Other

Earnings contributions from Corporate and other were $0.05 per share higher in the quarter-to-quarter comparison largely due to lower interest expense relating to the June 2005 repayment of $100 million of senior notes, as well as an increase in interest income and a positive true up of 2005 federal and state income taxes.

Rodemacher Unit 3 Update:

A groundbreaking ceremony has been set for 10 a.m. May 16 to celebrate the formal start of construction on the new solid-fuel unit at Rodemacher Power Station.

"With the start of construction of the Rodemacher unit, we're entering a new phase of the project. Now that we've completed the development and design phase, our primary job will be ensuring that the unit is completed on time, on budget, and meets all of the performance specifications," Madison said.

"And we will regularly update the LPSC to keep them informed of the project's status and any changes that may occur as it moves toward completion."

Rate Stabilization Plans:

"The LPSC approved a refund of $1.3 million for the 2002 rate year plan at its April 26 meeting," Madison said. "Commissioners did not order refunds for the 2003 and 2004 rate years; however, there is at least one issue outstanding that could result in additional refunds for 2002, as well as 2003 and 2004. We expect that matter to be decided when the 2006 rate plan is reviewed in 2007."

Madison added, "We also expect the LPSC to vote before October 2006 on the rate stabilization plan that would cover Oct. 1, 2006, through the start of operations at the new Rodemacher unit. If you'll recall, the staff has proposed a plan that sets an effective maximum regulated return on equity of 11.65 percent. The current timeline is for a rate case to be filed about one year prior to the commercial operation date of the unit."

Acadia Issues:

"APP continues to pursue its claims in bankruptcy court against Calpine Energy Services stemming from the Acadia tolling agreements," Madison said. "The output of the plant is being actively marketed following the bankruptcy court's approval of an amendment to the tolling agreements giving APP the authority to sell the plant's output.

"On a related issue, Cleco Power and CES mutually terminated a one-year agreement for up to 200 MW," Madison said. "We have since secured other sources to meet our customers' energy needs.

Evangeline Credit Review:

"We were pleased to learn that Moody's is reviewing for possible upgrade the B1 rating of Cleco Evangeline's secured bonds," Madison said. "Evangeline's credit rating is dependent to a large degree on the financial strength of The Williams Companies Inc., a subsidiary of which holds the sole tolling agreement for the plant. Moody's is also reviewing Williams for a possible upgrade, which we think bodes well for Evangeline."

2006 Earnings Guidance Unchanged

"Since it is still early in the year, we will maintain the $1.25 to $1.35 per share we originally set. However, we'll continue to review the target range throughout the year," Madison said. "Summer weather as well as the final outcome of the LPSC storm recovery docket will be key earnings drivers."

The target range assumes normal weather patterns, continuation of the current rate plan through September, the start of the construction phase rate plan in October, and the continued performance of the tolling agreement at Evangeline. The earnings guidance also includes assumptions about Acadia that include plant operations, market conditions, and earnings from drawing down the remainder of the $15 million letter of credit from Calpine.

Cleco management will discuss the company's 2006 first-quarter results during a conference call scheduled for 11 a.m. EDT (10 a.m. CDT) Friday, May 5, 2006. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "1st Quarter 2006 Earnings Conference Call."

Cleco's businesses referred to in this news release are:

> *Cleco Power LLC*
> *Cleco Midstream Resources LLC*
> *Perryville Energy Partners, LLC; Perryville Energy Holdings, LLC*
> *Other (Cleco Corporation; Cleco Support Group LLC, Cleco Innovations LLC; CLE Resources, Inc.)*

Cleco Corp. is a regional energy provider headquartered in Pineville, La. It operates a regulated electric utility company that serves about 267,000 customers across Louisiana. Cleco also operates a wholesale energy business that has approximately 1,350 megawatts of generating capacity. For more information about Cleco, visit [*www.cleco.com*](www.cleco.com)*.*

Financial tables follow:

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended March 31	2006	2005
Operating revenue		
Electric operations	$ **210,989**	$ 162,831
Other operations	**6,596**	7,151
Affiliate revenue	**1,451**	2,352
Gross operating revenue	**219,036**	172,334
Electric customer credits	**4,382**	(218)
Operating revenue, net	**223,418**	172,116
Operating expenses		
Fuel used for electric generation	**48,363**	48,748
Power purchased for utility customers	**100,784**	50,514
Other operations	**16,708**	22,376
Maintenance	**5,933**	9,471
Depreciation	**15,645**	14,771
Taxes other than income taxes	**10,012**	10,428
Total operating expenses	**197,445**	156,308
Operating income	**25,973**	15,808
Interest income	**2,492**	966
Allowance for other funds used during construction	**669**	948
Equity income from investees	**373**	9,919
Other income	**108**	293
Other expense	**(328)**	(562)
Income before interest charges	**29,287**	27,372
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**11,176**	12,118
Allowance for borrowed funds used during construction	**(227)**	(316)
Total interest charges	**10,949**	11,802
Income from continuing operations before income taxes	**18,338**	15,570
Federal and state income tax expense	**6,113**	5,995
Income from continuing operations	**12,225**	9,575
Discontinued operations		
Loss from discontinued operations, net of tax	**(87)**	(134)
Net income	**12,138**	9,441
Preferred dividends requirements, net	**459**	475
Net income applicable to common stock	$ **11,679**	$ 8,966

More

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended March 31	2006	2005
Average shares of common stock outstanding		
Basic	**49,851,812**	49,292,849
Diluted	**52,120,948**	49,373,623
Basic earnings per share		
From continuing operations	**$ 0. 23**	$ 0.18
Net income applicable to common stock	**$ 0. 23**	$ 0.18
Diluted earnings per share		
From continuing operations	**$ 0. 23**	$ 0.18
Net income applicable to common stock	**$ 0. 23**	$ 0.18
Cash dividends paid per share of common stock	**$ 0.225**	$ 0.225

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CLECO CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands, except share and per share amounts)
(UNAUDITED)

	At March 31, 2006	At Dec. 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 137,429	$ 219,153
Account receivable, net	69,319	89,750
Other current assets	163,512	125,565
Total current assets	370,260	434,468
Property, plant and equipment, net	1,108,301	1,188,703
Equity investment in investees	323,940	317,762
Prepayments, deferred charges and other	321,244	208,555
Total assets	$ 2,123,745	$ 2,149,488
Liabilities		
Current liabilities		
Long-term debt due within one year	$ 50,000	$ 40,000
Accounts payable	91,352	144,461
Other current liabilities	126,138	109,643
Total current liabilities	267,490	294,104
Deferred credits and other liabilities	546,609	539,478
Long-term debt, net	599,597	609,643
Total liabilities	1,413,696	1,443,225
Shareholders' equity		
Preferred stock	20,987	20,034
Common stock	693,144	690,359
Other comprehensive income	(4,082)	(4,130)
Total shareholders' equity	710,049	706,263
Total liabilities and shareholders' equity	$ 2,123,745	$ 2,149,488

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Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances with respect to which there are many risks and uncertainties, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, the resolution of claims arising from the Calpine bankruptcy, construction and operational startup of the new unit at Rodemacher Power Station, extension of Cleco Power's current rate plan, and the other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.